Exhibit 99.11

CONSENT OF PASCAL LEHOUILLER

I consent to the inclusion in the Annual Report on Form 40-F of Agnico Eagle Mines Limited for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 24, 2022 (the “Annual Report”) of my name and the information that I have approved of as a “qualified person” under the Canadian Securities Administrators National Instrument 43-101 in the Annual Information Form of Agnico Eagle Mines Limited dated March 24, 2022 (the “AIF”) filed as part of the Annual Report.

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I also consent to the incorporation by reference in the Registration Statements on Form F-10 (registration no. 333-234778), Form F-3D (registration no. 333-249203) and Form S-8 (registration nos. 333-130339 and 333-152004) of the reference to my name and the above-mentioned information in the AIF.

March 24, 2022

/s/ Pascal Lehouiller
Pascal Lehouiller, P.Geo.
Geology Superintendant at Canadian Malartic Corporation